Exhibit (a)(5)(B)

Gilles Michel

12 February 2014

Imerys agrees to acquire AMCOL International Corporation, a global leader in bentonite

On behalf of the Board and the Executive Committee, I am pleased to announce that Imerys and AMCOL International Corporation, an Illinois-based company listed on the New York Stock Exchange, have signed a definitive merger agreement, unanimously approved by both companies’ Boards of Directors. Imerys agrees to acquire all AMCOL shares for cash consideration which values AMCOL at approximately US$1.6 billion, including its financial debt.

With revenue over US$1 billion in 2013, AMCOL is a global specialty minerals and materials player with 3,000 employees present in 26 countries and a strong US footprint. The company has a global leadership position in bentonite, a mineral with a unique scope of properties applicable to a diverse set of growing commercial applications ranging from metalcasting (automotive, machine-tool, etc.) to construction (sealing solutions) and drilling (additives), as well as a number of consumer products. AMCOL also serves the expanding oil and gas market through its Energy Services business.

The acquisition of AMCOL is expected to enhance Imerys’ global offer of mineral-based specialty solutions in diversified attractive markets. The integration of AMCOL, which is a complementary business to Imerys with a similar decentralized and innovative culture, is consistent with Imerys development strategy and the acquisition is expected to generate significant commercial and operational synergies.

Under the terms of the merger agreement, Imerys will commence a tender offer within the next ten business days for all of the outstanding common stock of AMCOL at a price of US$41 per share in cash. The tender offer is subject to customary conditions including the tender of a majority of AMCOL’s shares of common stock, on a fully diluted basis, and clearance from relevant regulatory authorities. Following the closing of the tender offer, AMCOL’s shares not tendered in the offer will be converted into the right to receive US$41 per share in cash (without interest) pursuant to the merger of a wholly owned subsidiary of Imerys into AMCOL. The transaction is expected to close in the first half of 2014.

The Executive Committee and myself are very excited with the many business and development opportunities that we believe we can create by combining our two companies, and we are looking forward to welcoming the 3,000 employees of AMCOL. Upon completion, this transaction will mark a very important milestone for Imerys by allowing our enlarged Group to become a better leader of mineral-based specialty solutions for industry, to strengthen its presence in the US, to be more innovative and to enhance its growth profile. I am convinced that this merger will create value for all of us.

Ryan McKendrick, Chief Executive Officer of AMCOL, comments: “We are pleased to announce this transaction which represents a great result for our shareholders, customers and employees. AMCOL’s core businesses will benefit significantly from Imerys’ global presence and strong financial position. This transaction will combine two complementary companies dedicated to innovation and operational excellence creating exciting opportunities for AMCOL employees while enhancing offerings for customers”.

Additional Information and Where to Find It

The tender offer described in this release has not yet commenced and this release is neither a recommendation or an offer to purchase nor a solicitation of an offer to sell shares of AMCOL. This release is not a substitute for the tender offer materials that Imerys and its wholly-owned acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced Imerys and its wholly-owned acquisition subsidiary will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the SEC, and AMCOL will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Imerys and AMCOL intend to mail these documents to the stockholders of AMCOL. These tender offer materials, as they may be amended from time to time, will contain important information about the tender offer and stockholders of AMCOL and other investors are urged to read them carefully and in their entirety when they become available prior to making any decisions with respect to the tender offer. Stockholders of AMCOL will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov. The Solicitation/Recommendation Statement and the other documents filed by AMCOL with the SEC will be made available to all stockholders of AMCOL free of charge at www.amcol.com.

Forward-Looking Statements

This release contains forward-looking statements regarding, among other things, the proposed acquisition by Imerys of AMCOL and the expected timing, certainty and benefits of the transaction. Statements including words such as [“believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may,” “intend,” “guidance”] or similar expressions are forward-looking statements. Because these statements reflect Imerys’ current views, expectations and beliefs concerning future events, these forward-looking statements involve risks and uncertainties. Investors should note that many factors could affect the proposed acquisition of AMCOL and could cause actual results to differ materially from those expressed in forward-looking statements contained in this release. These factors include, but are not limited to: the risk that the acquisition will not close when expected or at all; the risk that Imerys business and/or AMCOL’s business will be adversely impacted during the pendency of the acquisition; and other risks and uncertainties. Imerys assumes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, other than as required by law.